Adorno & Yoss
a limited liability partnership
350 East Las Olas Boulevard, Suite 1700
Fort Lauderdale, Florida 33301-4217
phone: (954) 763-1200, fax: (954) 766-7800
www.adorno.com

June 15, 2005

VIA UPS EXPRESS

U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Attn:	Adam Halper
Morgan Youngwood

Re:	Response to Comments on Airbee Wireless, Inc. Amendment No. 2 to Registration Statement on Form 10SB (File No. 0-50918)

Dear Messrs. Halper and Youngwood

     On behalf of Airbee Wireless, Inc. (the “Company”), we hereby submit responses to the comment letter issued by the staff of the Securities and Exchange Commission dated May 16, 2005. Each of our responses has been numbered to be consistent with the staff’s comments on its comment letter. As indicated in the comment letter, the appropriate responses have also been addressed within the Company’s Amendment No. 2 to Form 10-KSB Annual Report. In addition, the Company has amended and refiled its quarterly report on Form 10Q-SB for the three months ended March 31, 2005. References to the location of the revisions within the annual report have been included, where appropriate.

General

Comment 1.

     The Company does not have any current plans, proposals or arrangements for any acquisition or merger.

Comment 2.

     The Company’s website has been revised to eliminate inconsistencies with the Company’s public filings.

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U.S. Securities and Exchange Commission
June 15, 2005

Comment 3.

     The Company believes that the reports are still accurate and current. As such, no revisions are required.

Item 1 — Business

Comment 4.

     The overview section has been revised to clarify that the Company has not produced any licensed sales to date.

Comment 5.

     The overview section has been revised to include the same information as provided in the fourth paragraph of the Company’s Amended Form 10SB Registration Statement.

Comment 6.

     The references have been removed.

Comment 7.

     The Company believes that the disclosure regarding Bluetooth standards and 802.11(b) standards is current and there has been no further development in such standards. The Company’s support is not limited to the field of HVAC. As such, no revision to the Company’s annual report is required.

Comment 8.

     The revision requested by the Staff was provided in the previous filing. Please see the fourth paragraph under “Products”.

Comment 9.

     The “Products” section has been revised to include the charts previously disclosed in the Company’s Amended Form 10SB Registration Statement. The information contained in the last paragraph to subsection “Potential Applications” of the Form 10SB was also disclosed in the previously filed Amended Annual Report. Please see the fourth paragraph under “Technology”.

Comment 10.

     The competition section has been revised to expand disclosure and to discuss the Company’s competitive position within the industry.

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U.S. Securities and Exchange Commission
June 15, 2005

Comment 11.

     The intellectual property section has been revised to eliminate inconsistencies.

Item 6 — Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comment 12.

     The overview section has been revised to clarify that the Company has not recognized any revenue from any of the four primary sources.

Comment 13.

     The Plan of Operation section has been revised to include the discussion of research and development contained in the Amended Registration Statement. In addition, the disclosure in the Company’s Statement of Operations has been revised to present the proper amounts of salaries and general overhead that has now been allocated to research and development costs.

Comment 14.

     The text of the disclosure under the Plan of Operations section has been revised to discuss the costs of service contracts and hiring additional software engineers. The section has been further revised to address the Company plans to fund its plan of operations.

Comment 15.

     The Liquidity section has been revised to discuss the costs of the Company’s reporting obligations and the potential impact on the Company’s liquidity.

Comment 16.

     The Liquidity section has been revised to disclose the funds needed over the next 12 months. Management Discussion and Analysis has been revised throughout to address Staff’s comment.

Consolidated Balance Sheets

Comment 17.

     The balance sheet has been revised to reflect the correct number of treasury shares.

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U.S. Securities and Exchange Commission
June 15, 2005

Consolidated Statement of Cash Flows

Comment 18.

     The Company has revised its statement of cash flows as requested by the Staff.

Note 2 — Summary of Significant Accounting Policies

Comment 19.

     There are no undelivered elements associated with the Company’s OEM agreements. The OEM’s customer is not the Company’s customer.

Comment 20.

     The Company’s form of license agreement requires that a customer must disclose each month the total number of units shipped. The Company will use that figure to calculate the royalty owed and generate an invoice. If the Company has reason to believe that the number may have been misstated by the customer, it has the right to send in an auditor to reconfirm the figure. When the Company generates the invoice, it will recognize the revenue from the royalty. The customer then remits payment per the terms of the license agreement.

Comment 21.

     The Company has not and does not intend to enter into contracts that include “significant customization.”

Note 7 — Intellectual Property

Comment 22.

     The Company believes that it cannot logically amortize the value of the R&D of its software before it is delivered and revenue is recognized. In accordance with SFAS 86 and the advisory conclusion reached by the AICPA task force on the timing of revenue recognition, the Company recognizes revenue upon “substantive delivery” to the customer. This has been defined by the AICPA as the date on which the amounts due are billable, customer support services have begun, and the software has been prepared and segregated by the vendor and designated for delivery to the customer. Since all of these criteria have been met, in essence an exchange has occurred, and the location of the software should not be a factor in the revenue recognition. This practice is consistent with the practice of Microsoft.

     Unless revenue is recognized from the sale of the software so as to compute net realizable and residual value, there is no logical basis to amortize the cost of the software unless there is no market for the software in which instance it would be fully written off.

Atlanta	Boca Raton	Delray Beach	Miami	West Palm Beach

U.S. Securities and Exchange Commission
June 15, 2005

     FASB 86 states the annual amortization shall be the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated useful economic life of the product including the period being reported on. FASB 86 assumes that there is a revenue stream to determine the amortization of carrying value.

     The software the Company is developing and offering to customers is the core technology for other software products. Therefore, amortization must be ascertained on a product by product basis.

     Note 7 to the financial statements is very clear on this point: “This software serves as the core code (i.e., one of the key building blocks) for current and future products that must comply with both of these international standards. Hence, core software based upon the global standards of IEEE and ZigBee to enable the rest of our software to function has an undefined, but not necessarily infinite, useful life. As such, management, with the assistance of its technical staff, has determined that this specific intellectual property should not be amortized during the current financial period. The status of that intellectual property is reviewed for impairment annually, or more frequently if events and circumstances indicate that the asset may be impaired. The Company believes that at this point in time, impairment is impractical because (a) the IEEE 802.15 global standard was only finalized in October 2003; (b) the ZigBee global standard was only finalized on December 14, 2004; and (c) the Company’s software written in conformity with both global standards is vital to making the rest of its software function and therefore be in compliance with these global standards. Therefore, at this point in time, the tests for impairment of the intangible assets being intellectual property indicate no amortization is required.”

     The simplest parallel example would be to amortize a few key cinder blocks in a wall. If we remove those key blocks in the wall, it will fall down, or in the case of our software products - not work at all. If our patent-pending software was only for a specific product that is sold, there might be a case to make for amortization. However, since the software referred to in this comment is used across several products to make them functional, the software is not product-specific and logically should not be amortized unless it has been impaired.

Note 11 — Stockholders’ Deficit

Comment 23.

     The Company already practices variable accounting pertaining to options.

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U.S. Securities and Exchange Commission
June 15, 2005

Comment 24.

     The Company believes that the price paid by a third party is one representation of fair value, but not the only representation of fair value, especially when the options or stock granted to an employee vest over time and, in the present case, are subject to the restrictions of Rule 144 affiliate volume restrictions. In the absence of a shareholders agreement or other restrictions on the sale of his stock, the third party investor would be subject to significantly less trading and transfer restrictions.

     The financial statements have been restated to comply with the request of the staff.

Item 8A — Controls and Procedures

Comment 25.

     The Controls and Procedures section has been revised to comply with the definition of Disclosure Controls and Procedures.

Comment 26.

     The Controls and Procedures section has been revised to indicate that there were no changes that materially affected or was reasonably likely to materially affect the Company’s internal controls over financial reporting.

Item 12 — Certain Relationships and Related Transactions

Comment 27.

     The Certain Relationships and Related Transactions and Liquidity and Capital Resources sections have been revised to discuss related party advances.

     We note the staff’s closing comments and have provided marked copies of the amended annual report. We appreciate the cooperation and courtesies extended to us by the staff. If you require additional assistance, please let us know.

Sincerely,

Brian A. Pearlman

BAP/sm Encl.

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